Exhibit 99.1

ASX/Media Release

INSIGHT-004 CLINICAL TRIAL UPDATE

•	Recruitment commenced for second cohort of 6 patients at higher efti dose combined with avelumab

•	No new safety signals in the first cohort, with 1 patient reporting a partial response

•	More data expected to be reported in H1 CY2020

SYDNEY, AUSTRALIA – December 19, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, provides an update on the INSIGHT-004 Phase I clinical trial to evaluate the combination of eftilagimod alpha (“efti” or “IMP321”) with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies.

Following full recruitment of the first cohort of 6 patients receiving avelumab (standard dose) and efti (6 mg), Immutep’s partner IKF has now commenced the recruitment of patients into the second cohort (standard dose avelumab, with 30 mg efti) which will involve also 6 participants.

No new safety signals or dose limiting toxicities have been reported from the first cohort of patients. The observed safety profile also aligns with the known safety profile of the monotherapies.

Participants enrolled in this trial are patients with late-stage cancer who have been heavily pre-treated for advanced, metastatic solid tumors. Typically, they have no other therapy options available. Out of 6 patients, 1 patient experienced a partial response according to RECIST 1.1.

More data from the study is expected to be reported in H1 CY2020.

Prof. Dr. Salah-Eddin Al-Batran, lead investigator of INSIGHT-004 commented: “We are really pleased that INSIGHT-004 recruitment is advancing and that we can start to enroll the second cohort of 6 patients. The treatment’s safety profile is consistent with previous trials of efti which is encouraging and it’s also good to see early activity signals with one patient reporting a partial response already.”

INSIGHT-004 is the fourth arm of the INSIGHT trial which is being conducted by Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (IKF). It is being conducted under Immutep’s collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc and is evaluating the safety, tolerability and recommended Phase II dose of Immutep’s lead immunotherapy product candidate efti when given in combination with avelumab in 12 patients with advanced solid malignancies.

Immutep Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com                    ABN: 90 009 237 889

About INSIGHT-004

INSIGHT-004 is being conducted as an amendment to the ongoing INSIGHT Phase I clinical trial. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”) is the sponsor of the clinical trial which is being conducted under the existing protocol of the ongoing INSIGHT clinical study. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, is the lead investigator of INSIGHT-004.

For more information regarding INSIGHT-004 which forms part of the INSIGHT trial, visit clinicaltrials.gov (INSIGHT identifier NCT03252938). INSIGHT-004 refers to the fourth arm of the INSIGHT trial where IMP321 is given in combination with avelumab.

Avelumab Approved Indications

Avelumab (BAVENCIO®) in combination with axitinib is indicated in the US for the first-line treatment of patients with advanced renal cell carcinoma (RCC).

The US Food and Drug Administration (FDA) also granted accelerated approval for avelumab (BAVENCIO®) for the treatment of (i) adults and pediatric patients 12 years and older with metastatic Merkel cell carcinoma (mMCC) and (ii) patients with locally advanced or metastatic urothelial carcinoma (mUC) who have disease progression during or following platinum-containing chemotherapy, or have disease progression within 12 months of neoadjuvant or adjuvant treatment with platinum-containing chemotherapy. These indications are approved under accelerated approval based on tumor response rate and duration of response. Continued approval for these indications may be contingent upon verification and description of clinical benefit in confirmatory trials.

Avelumab is currently approved for patients with MCC in 50 countries globally, with the majority of these approvals in a broad indication that is not limited to a specific line of treatment.

Avelumab Important Safety Information from the US FDA-Approved Label

The warnings and precautions for avelumab (BAVENCIO®) include immune-mediated adverse reactions (such as pneumonitis and hepatitis [including fatal cases], colitis, endocrinopathies, nephritis and renal dysfunction and other adverse reactions [which can be severe and have included fatal cases]), infusion-related reactions, hepatotoxicity, major adverse cardiovascular events (MACE) [which can be severe and have included fatal cases], and embryo-fetal toxicity.

Common adverse reactions (reported in at least 20% of patients) in patients treated with BAVENCIO® monotherapy include fatigue, musculoskeletal pain, diarrhea, nausea, infusion-related reaction, peripheral edema, decreased appetite/hypophagia, urinary tract infection and rash. Common adverse reactions (reported in at least 20% of patients) in patients receiving BAVENCIO® in combination with axitinib include diarrhea, fatigue, hypertension, musculoskeletal pain, nausea, mucositis, palmar-plantar erythrodysesthesia,

Immutep Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com                    ABN: 90 009 237 889

dysphonia, decreased appetite, hypothyroidism, rash, hepatotoxicity, cough, dyspnea, abdominal pain and headache. Clinical chemistry and hematology laboratory value abnormalities reported in at least 10% of patients include hyponatremia, lymphopenia, GGT increased, blood triglyceride increased and lipase increased, and grade 3-4 lymphopenia, anemia, elevated cholesterol and liver enzymes.

For full Prescribing Information and Medication Guide for BAVENCIO®, please see www.BAVENCIO.com.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC; a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

This document was authorised to be given to the ASX by the Board of the Company.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Immutep Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com                    ABN: 90 009 237 889